January 11, 2018

Reserves Committee of Bill Barrett Corporation
c/o Bill Barrett Corporation
1099 18th Street, Suite 2300
Denver, Colorado 80202

Ladies and Gentlemen:

In accordance with your request, we have audited the estimates prepared by Bill Barrett Corporation (Bill Barrett), as of December 31, 2017, of the proved reserves and future revenue to the Bill Barrett interest in certain oil and gas properties located in Colorado, New Mexico, and Wyoming. It is our understanding that the proved reserves estimated herein constitute all of the proved reserves owned by Bill Barrett. We have examined the estimates with respect to reserves quantities, reserves categorization, future producing rates, future net revenue, and the present value of such future net revenue, using the definitions set forth in U.S. Securities and Exchange Commission (SEC) Regulation S-X Rule 4-10(a). The estimates of reserves and future revenue have been prepared in accordance with the definitions and regulations of the SEC and, with the exception of the exclusion of future income taxes, conform to the FASB Accounting Standards Codification Topic 932, Extractive Activities-Oil and Gas. We completed our audit on or about the date of this letter. This report has been prepared for Bill Barrett for the purpose of fulfilling a requirement of Bill Barrett's revolving credit facility. This report has also been prepared for Bill Barrett's use in filing with the SEC; in our opinion the assumptions, data, methods, and procedures used in the preparation of this report are appropriate for such purpose.

The following table sets forth Bill Barrett's estimates of the net reserves and future net revenue, as of December 31, 2017, for the audited properties:

	Net Reserves			Future Net Revenue (M$)
	Oil	NGL	Gas		Present Worth
Category	(MBBL)	(MBBL)	(MMCF)	Total	at 10%

Proved Developed Producing	15,932.0	10,992.8	70,312.7	730,879.7	465,814.2
Proved Developed Non-Producing	1,459.9	659.0	4,214.4	73,350.1	51,138.2
Proved Undeveloped	22,225.6	10,694.4	68,392.7	692,708.1	312,358.2

Total Proved	39,617.4	22,346.2	142,919.9	1,496,937.9	829,310.6

Totals may not add because of rounding.

The oil volumes shown include crude oil and condensate. Oil and natural gas liquids (NGL) volumes are expressed in thousands of barrels (MBBL); a barrel is equivalent to 42 United States gallons. Gas volumes are expressed in millions of cubic feet (MMCF) at standard temperature and pressure bases.

When compared on a lease-by-lease basis, some of the estimates of Bill Barrett are greater and some are less than the estimates of Netherland, Sewell & Associates, Inc. (NSAI). However, in our opinion the estimates shown herein of Bill Barrett's reserves and future revenue are reasonable when aggregated at the proved level and have been prepared in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (SPE Standards). Additionally, these estimates are within the recommended 10 percent tolerance threshold set forth in the SPE Standards. We are satisfied with the methods and procedures used by Bill Barrett in preparing the December 31, 2017, estimates of reserves and future revenue, and we saw nothing of an unusual nature that would cause us to take exception with the estimates, in the aggregate, as prepared by Bill Barrett.

Reserves categorization conveys the relative degree of certainty; reserves subcategorization is based on development and production status. The estimates of reserves and future revenue included herein have not been adjusted for risk.

Bill Barrett's estimates do not include probable or possible reserves that may exist for these properties, nor do they include any value for undeveloped acreage beyond those tracts for which proved undeveloped reserves have been estimated.

Prices used by Bill Barrett are based on the 12-month unweighted arithmetic average of the first-day-of-the-month price for each month in the period January through December 2017. For oil and NGL volumes, the average West Texas Intermediate spot price of $51.34 per barrel is adjusted for quality, transportation fees, and market differentials. For gas volumes, the average Henry Hub spot price of $2.976 per MMBTU is adjusted for energy content, transportation fees, and market differentials. We have been informed by Bill Barrett that it is not party to any firm transportation contracts for these properties. All prices are held constant throughout the lives of the properties. The average adjusted product prices weighted by production over the remaining lives of the properties are $48.87 per barrel of oil, $17.21 per barrel of NGL, and $2.285 per MCF of gas.

Operating costs used by Bill Barrett are based on historical operating expense records. For the nonoperated properties, these costs include the per-well overhead expenses allowed under joint operating agreements along with estimates of costs to be incurred at and below the district and field levels. Operating costs for the operated properties are limited to direct lease- and field-level costs and Bill Barrett's estimate of the portion of its headquarters general and administrative overhead expenses necessary to operate the properties. Operating costs have been divided into field-level costs, per-well costs, and per-unit-of-production costs. Capital costs used by Bill Barrett are based on authorizations for expenditure and actual costs from recent activity. Capital costs are included as required for workovers, new development wells, production equipment, and facilities. Operating costs and capital costs are not escalated for inflation. Estimates do not include any salvage value for the lease and well equipment or the cost of abandoning the properties.

The reserves shown in this report are estimates only and should not be construed as exact quantities. Proved reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be economically producible; probable and possible reserves are those additional reserves which are sequentially less certain to be recovered than proved reserves. Estimates of reserves may increase or decrease as a result of market conditions, future operations, changes in regulations, or actual reservoir performance. In addition to the primary economic assumptions discussed herein, estimates of Bill Barrett and NSAI are based on certain assumptions including, but not limited to, that the properties will be developed consistent with current development plans as provided to us by Bill Barrett, that the properties will be operated in a prudent manner, that no governmental regulations or controls will be put in place that would impact the ability of the interest owner to recover the reserves, and that projections of future production will prove consistent with actual performance. If the reserves are recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. Because of governmental regulations and uncertainties of supply and demand, the sales volumes, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions made while preparing these estimates.

It should be understood that our audit does not constitute a complete reserves study of the audited oil and gas properties. Our audit consisted primarily of substantive testing, wherein we conducted a detailed review of properties making up 100 percent of the present worth for the total proved reserves. In the conduct of our audit, we have not independently verified the accuracy and completeness of information and data furnished by Bill Barrett with respect to ownership interests, oil and gas production, well test data, historical costs of operation and development, product prices, or any agreements relating to current and future operations of the properties and sales of production. However, if in the course of our examination something came to our attention that brought into question the validity or sufficiency of any such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or had independently verified such information or data. Our audit did not include a review of Bill Barrett's overall reserves management processes and practices.

We used standard engineering and geoscience methods, or a combination of methods, including performance analysis, volumetric analysis, and analogy, that we considered to be appropriate and necessary to establish the conclusions set forth herein. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geoscience data; therefore, our conclusions necessarily represent only informed professional judgment.

Supporting data documenting this audit, along with data provided by Bill Barrett, are on file in our office. The technical persons primarily responsible for preparing the estimates presented herein meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the SPE Standards. Benjamin W. Johnson, a Licensed Professional Engineer in the State of Texas, has been practicing consulting petroleum engineering at NSAI since 2007 and has over 2 years of prior industry experience. John G. Hattner, a Licensed Professional Geoscientist in the State of Texas, has been practicing consulting petroleum geoscience at NSAI since 1991 and has over 11 years of prior industry experience. We are independent petroleum engineers, geologists, geophysicists, and petrophysicists; we do not own an interest in these properties nor are we employed on a contingent basis.

Sincerely,

NETHERLAND, SEWELL & ASSOCIATES, INC.
Texas Registered Engineering Firm F-2699

/s/ C.H. (Scott) Rees III
By:
C.H. (Scott) Rees III, P.E.
Chairman and Chief Executive Officer

	/s/ Benjamin W. Johnson	/s/ John G. Hattner
By:		By:
	Benjamin W. Johnson, P.E. 124738	John G. Hattner, P.G. 559
	Vice President	Senior Vice President

Date Signed: January 11, 2018		Date Signed: January 11, 2018

BWJ:AHA

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